CN ENERGY GROUP. INC.

Building 2-B, Room 206, No. 268 Shiniu Road

Liandu District, Lishui City, Zhejiang Province

The People’s Republic of China

October 13, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	CN Energy Group. Inc. (CIK No. 0001780785) Request for Withdrawal of Registration Statement Registration No. 333-288429

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), CN Energy Group. Inc. (the “Company”) hereby requests the withdrawal of its Registration Statement on Form F-3 (Registration No. 333-288429), initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 30, 2025 and converted to a Registration Statement on Form F-1 by Pre-Effective Amendment No. 1 filed on October 29, 2025, together with all amendments and exhibits thereto (collectively, the “Registration Statement”), effective as of the date hereof or as soon as practicable thereafter.

The Company has determined not to pursue effectiveness of the Registration Statement. The Registration Statement has not been declared effective, and no securities have been sold pursuant to the Registration Statement. The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

The Company acknowledges that the filing fees paid in connection with the Registration Statement will not be refunded. In accordance with Rule 457(p) under the Securities Act, and subject to the requirements thereof, the Company requests that the eligible filing fees paid in connection with the Registration Statement be available for offset against filing fees due on future registration statements.

If you have any questions regarding this request, please contact Huan Lou, Esq. of McCarter & English, LLP at hlou@mccarter.com.

Very truly yours,

CN ENERGY GROUP. INC.

By:	/s/ Wenhua Liu
Name:	Wenhua Liu
Title:	Interim Chief Executive Officer and Director